Exhibit (l)

Board of Trustees
Wedbush Series Trust
225 S Lake Ave.
Pasadena, CA 91101

To the Board of Trustees:

Wedbush Fund Advisers, LLC offers to purchase from the Wedbush Series Trust (the “Trust”) 4000 shares of beneficial interest of the Dan IVES Wedbush AI Revolution ETF (the “Fund”), a series of the Trust, at a price of $25.00 per share, for an aggregate purchase price of $100,000 cash, all such shares to be validly issued, fully paid, and non-assessable, upon issuance of such shares and receipt of said payment (the “Initial Shares”)

Wedbush Fund Advisers, LLC represents and warrants that the Initial Share will be held for investment purposes and are not being purchased with any present intent of redeeming or selling the same, provided, however that Wedbush Fund Advisers, LLC may redeem the Initial Shares immediately prior to the commencement of public offering of Fund shares if it promptly purchases shares of the Fund of equal value in the secondary market.

Sincerely,

/s/ Matthew Bromberg
Matthew Bromberg, Chief Operating Officer